SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1
to
SCHEDULE TO-I
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NOVASTAR FINANCIAL, INC.
(Name of Subject Company (Issuer))

NOVASTAR FINANCIAL, INC.
(Name of Filing Persons (Offeror))

8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)

Amendment No. 1
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
NOVASTAR FINANCIAL, INC.
(Name of Person(s) Filing Statement)
8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)
W. Lance Anderson
Chairman and Chief Executive Officer
2114 Central Street
Suite 600
Kansas City, Missouri 64108
(816) 237-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Gregory G. Johnson, Esq.
Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, Missouri 64105
(816) 374-3200
CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$5,112,900	$364.55

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $1.71 (the average of the high and low prices of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, as quoted by Pink OTC Markets’ inter-dealer quotation service on December 9, 2010) and (ii) 2,990,000 (the maximum number of shares of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, subject to the transaction reported hereby).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$248.83

Filing Party:	NovaStar Financial, Inc.

Form or registration no.:	Form S-4

Date Filed:	December 10, 2010
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-I (this “Schedule TO”) relates to the offer by NovaStar Financial, Inc., a Maryland corporation (the “Company”), to purchase each of the issued and outstanding shares of 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”), at a purchase price of, at the election of the holder, (i) 3 shares of newly-issued common stock of the Company, par value $0.01 (the “Common Stock”), and $2.00 in cash (the “Cash-and-Stock Option”), or (ii) 19 shares of newly-issued Common Stock (the “Stock-Only Option”), each option subject to allocation and proration, upon the terms and subject to the conditions set forth in the proxy statement/consent solicitation/prospectus, dated [•], 2011 (the “Prospectus”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which will be attached hereto by amendment (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). Because the board of directors of the Company approved the Series C offer, in which of the Company will offer to purchase all the outstanding shares, the Company will be considered to be engaged in a “going private” transaction upon commencement of the Offer and is therefore filing this Schedule 13E-3.
     The information in the Prospectus, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.
     The Offer to the holders of the Shares has not commenced.
Item 1. Summary Term Sheet.
     Item 1001 of Regulation M-A
     The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
     Item 1002(a) through (c) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

(c)	The information set forth in the Prospectus under “Market for Series C Preferred Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     Item 1003(a) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Directors, Executive Officers and Control Persons” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Item 1004(a) and (b) of Regulation M-A
(a)(1)(i)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference

(a)(1)(iii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

(a)(i)(iv)	Not applicable.

(a)(i)(v)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(i)(vi)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Procedure for Tendering Shares and Notice of Guaranteed Delivery” and “—Withdrawal Rights” is incorporated herein by reference.

(a)(i)(viii)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Exchange of Shares; Offer Consideration” is incorporated herein by reference.

(a)(i)(ix)	Not applicable.

(a)(i)(x)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Differences in Rights of Our Common Stock and Series C Preferred Stock” is incorporated herein by reference.

(a)(i)(xi)	Not applicable.

(a)(i)(xii)	The information set forth in the Prospectus under “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer”and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 5. Past Contacts, Negotiations and Agreements.
     Item 1005(e) of Regulation M-A
(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer,”“Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 1006(a) through (c) of Regulation M-A

(a)	The information set forth in the Prospectus under “Special Factors — Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—General” and “—Consequences for Failure to Participate” is incorporated herein by reference.

(c)(1)	None.

(c)(2)	None.

(c)(3)	The information set forth in the Prospectus under “Special Factors” and “Capitalization” is incorporated herein by reference.

(c)(4)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest in Certain Persons in the Series C Offer” and “Directors, Executive Officers and Control Persons” is incorporated herein by reference.

(c)(5)	None.

(c)(6)	None.

(c)(7)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Eligible for Termination of Registration under the Exchange Act” is incorporated herein by reference.

(c)(8)	None.

(c)(9)	The information set forth in the Prospectus under “Special Factors — Background of the Series C Offer and Consent Solicitation,” “The Series C Offer and Consent Solicitation—Conditions of the Series C Offer and Consent Solicitation” and “Capitalization” is incorporated herein by reference.

(c)(10)	The information set forth in the Prospectus under “The Special Meeting—Reasons for the Special Meeting and Consideration of the Proposals,” “Proposal 4 — Articles Amendment to Preserve the Company’s Net Operating Loss Carryforwards,” “Special Factors — Background of the Series C Offer and Consent Solicitation” and “—Considerations of the Board of Directors of the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
     Item 1007(a), (b) and (d) of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Source of Funds” is incorporated herein by reference.

(b)	None.

(d)	None.
Item 8. Interest in Securities of the Subject Company.
     Item 1008 of Regulation M-A
(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest in Certain Persons in the Series C Offer” is incorporated herein by reference.

(b)	None.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     Item 1009(a) of Regulation M-A
(a)	None.
Item 10. Financial Statements.
     Item 1010(a) and (b) of Regulation M-A
(a)(1)	The financial statements set forth in the Prospectus, beginning on page F-5 thereof, are incorporated herein by reference.

(a)(2)	The financial statements set forth in the Prospectus, beginning on page F-5 thereof, are incorporated herein by reference.

(a)(3)	As a smaller reporting company, the Company is not required to present this information.

(a)(4)	The information set for the in the Prospectus under “Summary Historical and Unaudited Pro Forma Financial Information” is incorporated herein by reference.

(b)(1)–(3)	As a smaller reporting company, the Company is not required to present this information. Further, this pro forma financial information is not material to the Offer. However, the information set forth in the Prospectus under “Summary Historical and Pro Forma Financial Information” is incorporated herein by reference and contains certain information called for in this Item.

Item 11. Additional Information.
     Item 1011 of Regulation M-A
(a)(1)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(a)(2)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.
Item 12. Exhibits.
     Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description

(a)(1)(A)
Proxy Statement/Consent Solicitation/Prospectus, dated [•], 2011 (the “Prospectus”), filed as part of Amendment No. 1, filed January 13, 2011, to the Company’s Registration Statement on Form S-4 (Reg. No. 333-171115), filed on December 10, 2010 (the “Form S-4”).

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(4)	Proxy Statement/Consent Solicitation/Prospectus (the “Prospectus”) (see Exhibit (a)(1)(A)).

(a)(5)	Articles of Amendment and Restatement (included as Appendix A to the Prospectus; see Exhibit (a)(1)(A)).

(d)(1)	Voting Agreement, dated December 10, 2010, between the Company and Howard M. Amster and Barry A. Igdaloff.**

(d)(2)	Exchange Agreement, dated December 10, 2010, between the Company and the holders of NovaStar Financial’s 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share.**

(h)	Tax Opinion of Bryan Cave LLP.***

* To be filed by amendment.

** Previous filed with the Tender Offer Statement on Schedule TO/13E-3 on December 10, 2010.

*** Previously filed as Exhibit 8.1 to Amendment No. 1 to the Form S-4 on January 13, 2011.

Item 13. Information Required By Schedule 13E-3.
     The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Prospectus is incorporated herein by reference to the items required by Schedule 13E-3.
     Item 2. of Schedule 13E-3. Subject Company Information.
          Item 1002(d) through (f) of Regulation M-A

(d)	The information set forth in the Prospectus under “Description of Securities—Series C Preferred Stock” and “Special Factors — Background of the Series C Offer and Consent Solicitation” is incorporated herein by reference.

(e)	None.

(f)	None.
     Item 3. of Schedule 13E-3. Subject Company Information.
Item 1003(b) and (c) of Regulation M-A
(b)	None.

(c)	The information set forth in the Prospectus under “Directors, Executive Officers and Control Persons” is incorporated herein by reference.
Item 4. of Schedule 13E-3. Terms of the Transaction.
     Item 1004(c) through (f) of Regulation M-A
(c)	None.

(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” is incorporated herein by reference.

(e)	None.

(f)	The information set forth in the Prospectus under and “The Series C Offer and Consent Solicitation—General” is incorporated herein by reference.

     Item 5. of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 1005(a) through (c) and (e) of Regulation M-A

(a)(1)	None.

(a)(2)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “Review and Approval of Transaction with Related Parties; Related Party Transactions” is incorporated herein by reference.

(b)(1)	None.

(b)(2)	None.

(b)(3)	The information set forth in the Prospectus under “Description of Business” is incorporated herein by reference.

(b)(4)	The information set forth in the Prospectus under “Special Factors” and “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series D Holders” is incorporated herein by reference.

(b)(5)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and under “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(b)(6)	None.

(c)	The information set forth in the Prospectus under “Special Factors—Background of the Series C Offer and Consent Solicitation,” “Review and Approval of Transaction with Related Parties; Related Party Transactions—Agreements and

Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.

(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and under “Review and Approval of Transaction with Related Parties; Related Party Transactions—Loan to Mr. Anderson,” “—Agreements and Transactions with the Series D Holders” and “—Agreements and Transactions with the Series C Directors” is incorporated herein by reference.
Item 7. of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.
     Item 1013 of Regulation M-A

(a)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Special Factors—Background of the Series C Offer and Consent Solicitation” and “—Considerations by Board of Directors of the Company” is incorporated herein by reference.

(b)	None.

(c)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary” and “Special Factors” is incorporated herein by reference.

(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation Summary,” “Special Factors—Background of the Series C Offer and Consent Solicitation,” “—Considerations of the Board of Directors of the Company,” “— Findings and Conclusions of the Special Committee,” “—Findings and Conclusions of the Board of Directors” “The Series C Offer and Consent Solicitation—Appraisal Rights and the Right to Petition for Fair Value” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. of Schedule 13E-3. Fairness of the Transaction.
     Item 1014 of Regulation M-A

(a)	The information set forth in the Prospectus under “Special Factors— Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “Special Factors— Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.

(c)	The Offer is not structured so that approval of at least a majority of unaffiliated Company shareholders is required. Information set forth in the Prospectus under “The Special Meeting—Record Date and Voting Rights,” “—Quorum and Votes Required for Approval of Proposals,” “Special Factors— Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Prospectus under “Special Factors— Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.

(e)	The information set forth in the Prospectus under “Special Factors— Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.

(f)	Not applicable.
Item 9. of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.
     Item 1015 of Regulation M-A

(a)	The information set forth in the Prospectus under “Special Factors— Opinion of NovaStar’s Financial Advisor” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “Special Factors— Opinion of NovaStar’s Financial Advisor” is incorporated herein by reference.

(c)	The information set forth in the Prospectus under “Special Factors—Opinion of NovaStar’s Financial Advisor” is incorporated herein by reference.
Item 10. of Schedule 13E-3. Source and Amount of Funds or Other Consideration.
     Item 1007(c) of Regulation M-A
(c)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Fees and Expenses” is incorporated herein by reference.
Item 12. of Schedule 13E-3. The Solicitation or Recommendation.
     Item 1012(d) and (e) of Regulation M-A
(d)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Interest of Certain Persons in the Series C Offer” and “The Special Meeting—Voting of Proxies” is incorporated herein by reference.

(e)	The information set forth in the Prospectus under “The Series C Offer and Consent Solicitation—Recommendations of the Directors, Executive Officers and Affiliates” “Special Factors—Findings and Conclusions of the Special Committee” and “—Findings and Conclusions of the Board of Directors” is incorporated herein by reference.
Item 14. of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.
     Item 1009(b) of Regulation M-A
(b)	None.
Item 16. of Schedule 13E-3. Exhibits.
     Item 1016(c) and (f) of Regulation M-A

Exhibit No.	Description

(c)(1)	Fairness Opinion provided by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the Board of Directors of the Company on December 10, 2010 (included as Appendix B to the Prospectus; See Exhibit (a)(1)(A)).

(c)(2)	Presentation of Stifel to the Board of the Company, dated December 10, 2010, related to the Series C Offer.*

(f)	Section 2-602(a) and Sections 3-201 through 3-213 of the Maryland General Corporation Law.**

* To be filed by amendment.

** Previously filed with the Tender Offer Statement on Schedule TO/13E-3 on December 10, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SCHEDULE TO-I AND SCHEDULE 13E-3

Novstar Financial, Inc.
/s/ W. Lance Anderson
W. Lance Anderson
Chairman and Chief Executive Officer

Date: February 18, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Proxy Statement/Consent Solicitation/Prospectus, dated [•], 2011 (the “Prospectus”), filed as part of Amendment No. 1, filed January 13, 2011, to the Company’s Registration Statement on Form S-4 (Reg. No. 333-171115), filed December 10, 2010 (the “Form S-4”).

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(4)	Proxy Statement/Consent Solicitation/Prospectus (the “Prospectus”) (see Exhibit (a)(1)(A)).

(a)(5)	Articles of Amendment and Restatement (included as Appendix A to the Prospectus; see Exhibit (a)(1)(A)).

(c)(1)	Fairness Opinion provided by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the Board of Directors of the Company on December 10, 2010 (included as Appendix B to the Prospectus; see Exhibit (a)(1)(A)).

(c)(2)	Presentation of Stifel to the Board of the Company, dated December 10, 2010, related to the Series C Offer.*

(d)(1)	Voting Agreement, dated December 10, 2010, between the Company and Howard M. Amster and Barry A. Igdaloff.**

(d)(2)	Exchange Agreement, dated December 10, 2010, between the Company and the holders of NovaStar Financial’s 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share.**

(f)	Section 2-602(a) and Sections 3-201 through 3-213 of the Maryland General Corporation Law.**

(h)	Tax Opinion of Bryan Cave LLP.***

* To be filed by amendment.

** Previously filed with the Tender Offer Statement on Schedule TO/13E-3 on December 10, 2010.

*** Previously filed as Exhibit 8.1 to Amendment No. 1 to the Form S-4 on January 13, 2011.